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                      COMPANHIA BRASILEIRA DE DISTRIBUICAO
                 PUBLICLY TRADED COMPANY WITH AUTHORIZED CAPITAL
                         CNPJ/MF no. 47.508.411/0001-56

                                 CALL UP NOTICE
                      GENERAL SPECIAL SHAREHOLDERS MEETING

The shareholders of COMPANHIA BRASILEIRA DE DISTRIBUICAO ("Company") are being hereby called up to meet in a General Special Shareholders Meeting on December 20, 2006 at 10:00 a.m. at the corporate headquarters of the Company, at Avenida Brigadeiro Luiz Antonio n(0) 3.142 in this Capital City, in order to discuss the following Agenda:

a) To examine, to discuss and to approve the Incorporation and Justification Protocol enabling the company to incorporate its controller, Vieri Participacoes S.A., a closely held company, headquartered at Avenida Brigadeiro Luiz Antonio, n(0) 3.126, in the City and State of Sao Paulo, enrolled in the CNPJ/MF under no. 04.746.689/0001-59 ("Vieri"), entered into between the Boards of Directors of the Company and of Vieri on December 01, 2006;

b) To ratify the appointment of the specialized company, ERNST & YOUNG Auditores Independentes S.S.; enrolled in the CNPJ/MF under no. 61.366.936/0001-25, a simple company incorporated in the Capital City of the State of Sao Paulo at Av. Presidente Juscelino Kubitschek, 1830 - Torre I, 5th. and 6th. floors ("Earnst & Young") to evaluate the net assets and the book value of Vieri, to be incorporated by the Company, and to prepare the appropriate expert evaluation report;

c) To examine, to discuss and to approve said Expert Evaluation Report referred to in item (b) hereinabove;

d) To approve the incorporation of the totality of Vieri's assets into the Company without any increase in the latter's capital stock through the cancellation of the common shares issued by the Company and which are owned by Vieri, and the subsequent issuance of a like number of common shares to be handed over to Wilkes Participacoes S.A., Vieri's shareholder in replacement of the shares of the Company which are to be cancelled;

e) To approve the change of the Company's Share Purchase Option Plan, approved by the General Special Company's Shareholders Meeting, held on April 28, 1997, pursuant the proposal made by the Board of Directors;


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f)   To change the  Bylaws of the  Company  to: (a)  include  the  paragraph  of
     Article 14 to govern the cases of absence and impediment of a member of the Board of Directors; (b) to change the construction of the sole paragraph of
     Article 16 in order to include the authority to the members to take part of the meetings of the Board of Directors by means of electronic conference; and (c) to change the header of Article 19 to extinguish the Institutional Marketing and the Corporate Responsibility Committee;

g) To elect two (2) new members of the Board of Directors as replacements to Messrs. Jacques Patrice Marie Joseph Tierny and Joel Luc Alvert Mornet; and

h)   To  authorize  the  Company's  Board of Directors to carry out all the acts
     necessary   for  the   implementation   and  the   formalization   of  said
     incorporation operation.

Copies of the documents related to the Incorporation, as well as other documents correlated to the topics included in this agenda have been placed at the disposal of the Shareholders at the headquarters of the Company and at the Sao Paulo Stock Exchange.


                          Sao Paulo, November 04, 2006



                             ABILIO DOS SANTOS DINIZ
                          Board of Directors' Chairman